SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

Gafisa S.A.
Unaudited Condensed Consolidated Interim Financial Statements
As of March 31, 2009 and for the three-month periods ended
March 31, 2009 and 2008

Condensed Consolidated Interim Balance Sheets	1
Condensed Consolidated Interim Statements of Income	3
Statements of Changes in Shareholders’ Equity	4
Condensed Consolidated Interim Statements of Cash Flows	5
Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

Gafisa S.A.

Condensed Consolidated Interim Balance Sheets
at March 31, 2009 (unaudited) and December 31, 2008
In thousands of Brazilian reais

Assets	Note	March 31, 2009	December 31, 2008
		(Unaudited)

Current assets
Cash, cash equivalents and marketable securities	4	500,778	605,502
Receivables from clients	5	1,392,606	1,254,594
Properties for sale	6	1,429,411	1,695,130
Other accounts receivable	7	137,787	182,775
Deferred selling expenses		15,247	13,304
Prepaid expenses		25,602	25,396

		3,501,431	3,776,701

Non-current assets
Receivables from clients	5	1,200,994	863,950
Properties for sale	6	418,815	333,846
Deferred taxes	15	215,831	190,252
Other		141,246	110,606

		1,976,886	1,498,654

Goodwill, net	8(b)	195,088	195,088
Property and equipment, net		45,130	50,348
Intangible assets		7,303	18,067

		247,521	263,503

		2,224,407	1,762,157

Total assets		5,725,838	5,538,858

Gafisa S.A.

Condensed Consolidated Interim Balance Sheets
at March 31, 2009 (unaudited) and December 31, 2008
In thousands of Brazilian reais

Liabilities and shareholders' equity	Note	March 31, 2009	December 31, 2008
		(Unaudited)

Current liabilities
Loans and financing, net of swaps	9	467,788	447,503
Debentures	10	60,758	61,945
Obligations for purchase of land and advances from clients	13	517,537	421,584
Materials and service suppliers		108,058	112,900
Taxes and contributions		134,683	113,167
Salaries, payroll charges and profit sharing		60,226	29,693
Mandatory dividends	14(a)	26,106	26,104
Provision for contingencies	12	8,385	17,567
Other accounts payable	11	138,464	97,933

		1,522,005	1,328,396

Non-current liabilities
Loans and financing, net of swaps	9	592,140	600,673
Debentures	10	442,000	442,000
Obligations for purchase of land and advances from clients	13	193,301	231,199
Deferred taxes	15	266,254	239,131
Provision for contingencies	12	43,634	35,963
Deferred gain on sale of investment	8(b)	116,794	169,394
Negative goodwill on acquisition of subsidiaries	8(b)	17,249	18,522
Other accounts payable	11	332,661	389,759

		2,004,033	2,126,641

Minority interest		544,458	471,402

Shareholders' equity	14
Capital stock		1,229,517	1,229,517
Treasury shares		(18,050)	(18,050)
Stock options reserve		54,019	47,829
Capital reserves		134,296	134,296
Revenue reserves		218,827	218,827
Retained earnings		36,733	-

		1,655,342	1,612,419

Total liabilities and shareholders' equity		5,725,838	5,538,858

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Condensed Consolidated Interim Statements of Income
For the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, except number of shares and per share information

	Note	2009	2008
		(Unaudited)	(Unaudited)

Gross operating revenue
Real estate development and sales	3(a)	558,512	351,987
Construction services rendered, net of costs		7,299	368
Taxes on services and revenues		(23,924)	(11,495)

Net operating revenue		541,887	340,860

Operating costs
Real estate development costs		(387,248)	(230,723)

Gross profit		154,639	110,137

Operating (expenses) income
Selling expenses		(46,606)	(21,419)
General and administrative expenses		(55,918)	(36,085)
Depreciation and amortization		(7,982)	(9,441)
Amortization of gain on partial sale of FIT Residential and other, net		52,600	-
Other, net		(22,723)	(738)

Operating profit before financial income (expenses)		74,010	42,454

Financial income (expenses)
Financial expenses		(44,736)	(4,583)
Financial income		35,527	18,594

Income before taxes on income and minority interest		64,801	56,465

Current income tax and social contribution expense		(6,312)	(3,762)
Deferred tax		(10,001)	(9,817)

Total tax expenses	15	(16,313)	(13,579)

Income before minority interest		48,488	42,886

Minority interest		(11,755)	(3,039)

Net income for the three-month period		36,733	39,847

Shares outstanding at the end of the period (in thousands)	14(a)	129,963	129,463

Net income per thousand shares outstanding at the end of the period - R$		0.2826	0.3077

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statements of Changes in Shareholders' Equity
For the year ended December 31, 2008 and three-month period ended March 31, 2009 (unaudited)
In thousands of Brazilian reais

					Revenue reserves

	Capital stock	Treasury shares	Stock options reserve	Capital reserves	Legal reserve	Statutory reserve	For investments	Retained earnings	Total

At December 31, 2007	1,221,846	(18,050)	25,626	134,296	15,585	80,892	38,533	-	1,498,728
Capital increase
Exercise of stock options	7,671	-	-	-	-	-	-	-	7,671
Stock option plan	-	-	22,203	-	-	-	-	-	22,203
Net income for the year	-	-	-	-	-	-	-	109,921	109,921
Appropriation of net income
Legal reserve	-	-	-	-	5,496	-	-	(5,496)	-
Minimum mandatory dividends	-	-	-	-	-	-	-	(26,104)	(26,104)
Statutory reserve	-	-	-	-	-	78,321	-	(78,321)	-

At December 31, 2008	1,229,517	(18,050)	47,829	134,296	21,081	159,213	38,533	-	1,612,419
Stock option plan	-	-	6,190	-	-	-	-	-	6,190
Net income for the period	-	-	-	-	-	-	-	36,733	36,733

At March 31, 2009 (unaudited)	1,229,517	(18,050)	54,019	134,296	21,081	159,213	38,533	36,733	1,655,342

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Condensed Consolidated Interim Statements of Cash Flows
For the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais

	2009	2008
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income	36,733	39,847

Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	7,982	9,441
Disposal of fixed assets	4,660	-
Stock option expenses	8,567	4,327
Deferred gain on sale of investment	(52,600)	-
Unrealized interest and charges, net	37,876	27,088
Deferred tax	10,001	9,817
Minority interest	11,755	3,039
Decrease (increase) in assets
Receivables from clients	(475,055)	(167,232)
Properties for sale	180,750	(217,949)
Other accounts receivable	11,406	(40,691)
Deferred selling expenses	(1,943)	(13,511)
Prepaid expenses	(206)	(2,453)
Increase (decrease) in liabilities
Obligations for purchase of land	1,940	119,868
Taxes and contributions	21,516	8,087
Provision for contingencies	(1,511)	(140)
Materials and service suppliers	(4,642)	29,085
Advances from clients	55,036	(5,169)
Salaries, payroll charges and profit sharing	30,535	(2,221)
Other accounts payable	(787)	5,002

Cash used in operating activities	(117,987)	(193,765)

Cash flows from investing activities
Property and equipment	(2,790)	(4,359)
Restricted cash in guarantee to loans	(34,203)	-
Acquisition of investments	-	(12,061)

Cash used in investing activities	(36,993)	(16,420)

Cash flows from financing activities
Capital increase	-	125
Proceeds from subscription of redeemable equity interest in securitization fund	69,706	-
Loans and financing obtained	51,631	97,159
Repayment of loans and financing	(87,349)	(23,969)
Contributions from venture partners	-	300,000
Assignment of credits, net	(17,935)	46,086

Cash provided by financing activities	16,053	419,401

Net (decrease) increase in cash and cash equivalents	(138,927)	209,216

Cash and cash equivalents
At the beginning of the period	528,574	517,420
At the end of the period	389,647	726,636

Net (decrease) increase in cash and cash equivalents	(138,927)	209,216

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

1	Operations

Gafisa S.A. and its subsidiaries (collectively, the "Company") started its operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

On September 1, 2008, the Company and Construtora Tenda S.A. ("Tenda") merged Tenda and Fit Residencial Empreendimentos Imobiliários Ltda. ("Fit Residencial"), by means of a Merger Protocol and Justification. On October 3, 2008, this Merger Protocol and Justification was approved by Gafisa's Board of Directors, as well as the first Amendment to the Protocol. Upon exchange of Fit Residencial quotas for Tenda shares, the Company received 240,391,470 common shares, representing 60% of total and voting capital of Tenda after the merger of Fit Residencial, in exchange for 76,757,357 quotas of Fit Residencial. The Tenda shares received by the Company in exchange for Fit Residencial quotas will have the same rights, attributed on the date of the merger of the shares by the Company, and will receive all benefits, including dividends and distributions of capital that may be declared by Tenda as from the merger approval date. On October 21, 2008, the merger of Fit Residencial into Tenda was approved at an Extraordinary Shareholders' Meeting by the Company's shareholders (Note 8).

On February 27, 2009, Gafisa and Odebrecht Empreendimentos Imobiliários S.A. announced the dissolution of their partnership in Bairro Novo Empreendimentos Imobiliários S.A. terminating the Shareholders' Agreement in effect between the partners. Accordingly, Gafisa is no longer a partner in Bairro Novo Empreendimentos Imobiliários S.A.. The real estate ventures that were being conducted together by the parties began started to be carried out separately, Gafisa will develop the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos Imobiliários S.A. will develop other ventures of the dissolved partnership, in addition to operating Bairro Novo Empreendimentos Imobiliários S.A.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

2	Presentation of the quarterly information

The condensed consolidated financial information as at and for the three-month periods ended March 31, 2009 and 2008 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our condensed consolidated financial position, results of operations and cash flows for the interim periods presented.

The condensed consolidated interim financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2008. The results for the three-month periods ended March 31, 2009 are not necessarily indicative of the results to be reported for the entire year ending December 31, 2009. The accounting policies adopted in preparing this unaudited interim financial information are consistent with those used in the preparation of the audited financial statements for the year ended December 31, 2008.

The balance sheet at December 31, 2008 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting practices adopted in Brazil for presentation of complete annual financial statements.

(a)	Basis of presentation

The condensed consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil as determined by the Brazilian Corporate law ("Corporate Law"), the Accounting Standards Committee ("CPC"), the Federal Accounting Council ("CFC"), the IBRACON - Institute of Independent Auditor of Brazil ("IBRACON") and additional regulations and resolutions of the Brazilian Securities Commission ("CVM") (collectively, "Brazilian GAAP").

The condensed consolidated interim financial information have been prepared in Brazilian reais and differ from the Quarterly Information ("ITR") previously filed with the CVM on May 15, 2009. The quarterly information prepared by the Company for statutory purposes include the consolidated financial statements and the stand alone financial statements of the parent company, Gafisa S.A. The condensed consolidated interim financial information presented herein do not include the parent company's stand alone financial information and are not intended to be used for statutory purposes.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

The Company and its subsidiaries opted as provided for by the CVM/SNC/SEP Circular Letter No. 02/2009, to present quarterly information for the three-month period ended March 31, 2008 on a comparative basis to the current quarter. The effects of changes to Brazilian GAAP on shareholders' equity and results of operations as at and for the three-month period ended March 31, 2008 are as follows:

Shareholders' equity	At March 31, 2008
(Unaudited)

As originally reported	1,572,534
Adjustment to present value of assets and liabilities	(49,904)
Barter transactions - land in exchange for units	10,380
Warranty provision	(15,661)
Depreciation of sales stands, facilities, model apartments and related furnishings	(14,175)
Minority interest	28,592
Other, including deferred taxes	7,345

As presented herein	1,539,111

Net income for the three-month period ended March 31, 2008	2008
(Unaudited)

As originally reported	41,646
Adjustment to present value of assets and liabilities	7,350
Stock option plans	(4,327)
Warranty provision	(1,381)
Depreciation of sales stands, facilities, model apartments and related furnishings	(3,273)
Minority interest	287
Other, including deferred taxes	(455)

As presented herein	39,847

These changes to Brazilian GAAP are summarized below:

(i)           Cash equivalents

The Company classifies highly-liquid short-term investments which are readily convertible into a known amount of cash and subject to an insignificant risk of change in value as Cash equivalents, pursuant to CPC No. 03, "Statement of Cash Flows".

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

(ii)           Minority interest and deferred taxes

The Company adjusted for minority interest in subsidiaries and recorded deferred taxes on the changes to Brazilian GAAP.

(iii)          Financial instruments and fair value

Pursuant to CPC No. 14, "Financial Instruments: Recognition, Measurement and Evidence", financial instruments are classified among four categories: (i) financial assets or liabilities measured at fair value through income, (ii) held to maturity, (iii) loans and receivables, and (iv) available for sale. The classification depends upon the purpose for which the financial assets and liabilities were acquired. Management classifies its financial assets and liabilities when initially recognized.

At March 31, 2009 and December 31, 2008, the Company elected to apply the fair value option to certain financial assets (cross-currency interest rate swaps) and liabilities (foreign currency liabilities) recording these at fair value through income, thereby mitigating volatility from inconsistent measurement bases.

For financial assets without an active market or market listing, the Company measures the fair value by applying valuation techniques. These techniques include the use of recent transactions with third parties benchmarking against other instruments that are substantially similar, analysis of discounted cash flows and option pricing models always maximizing sources of information provided by the market and minimizing management sourced data. The Company evaluates if there is objective evidence of asset impairment at the balance sheet date indicating that a financial asset or a group of financial assets is recorded at an amount which exceeds its recoverable amount.

(iv)           Debenture and share issuance expenses

As per CPC No. 08, "Transaction Costs and Premiums on Issuance of Securities", share issuance expenses are accounted for as a direct reduction of capital raised. Transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses.

(v)           Stock options

As approved by its Board of Directors, the Company offers to selected executives share-based compensation plans ("Stock Options").  CPC No. 10, "Share-based Compensation" requires that the options, calculated at the grant date, be recognized as an expense against shareholders' equity, over the period the services are rendered through the vesting date.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

(vi)           Deferred charges

As required by CPC No. 13, "Initial Adoption of Law 11,638/07 and MP No. 449/08", deferred pre-operating expenses were written off to retained earnings at the transition date (January 1, 2006 in the case of the Company). Additionally, the amortization expenses recorded in results for the three-month ended March 31, 2008 was reversed and the additions prior to the initial adoption of the Law were written off to retained earnings.

(vii)           Adjustment to present value of assets and liabilities

In conformity with CPC No. 12, "Adjustment to Present Value", the assets and liabilities arising from long-term transactions were adjusted to present value.

As specified by CPC Interpretation ("CPC (O)") No. 01, "Real Estate Development Entities", for inflation-indexed receivables arising from installment sales of unfinished units, the receivables formed prior to delivery of the units which do not accrue interest, were discounted to present value. The present value adjustment is accreted to Net operating revenue as the Company finances its clients through delivery of the units. The present value adjustment accreted to Real estate development revenue for the three-month periods ended March 31, 2009 and 2008 totaled R$ 1,798 and R$ 8,231, respectively.

As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed. The present value adjustment accreted to Real estate development operating costs for the three-month periods ended March 31, 2009 and 2008 totaled R$ (2,775) and R$ (881), respectively.

(viii)           Warranty provision

Consistent with CPC (O) No. 01, "Real Estate Development Entities", the Company records a provision for warranties, unless a third party provides warranties for the services rendered during construction. The warranty term is five years from the delivery of the unit.

(ix)           Barter transactions

As per CPC (O) No. 01, "Real Estate Development Entities", for barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered, and recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed. The percentage-of-completion criteria adopted for appropriation of income is also applied to these transactions.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

(x)            Expenditures on sales stands, facilities, model apartments and related furnishings

As per CPC (O) No. 01, "Real Estate Development Entities", expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as Property and equipment. Depreciation commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

(xi)           Tax effects and Transitory Tax Regime ("RTT")

The income tax and social contribution effects arising from the initial adoption of the Law 11.638/07, upon election to adopt the provisions of MP No. 449/08 were recorded based on the pre-existing tax regulations.  Gafisa S.A. and its subsidiaries' elections to follow the provisions of the RTT, as provided for by MP No. 449/08, will be declared in the corporate income tax returns to be filled in 2009.

(b)	Use of estimates

The preparation of quarterly information in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the quarterly information and the reported amounts of revenues and expenses during the reporting period. The quarterly information includes estimates that are used to determine certain items, including, among others, the estimated costs of the ventures, allowance for doubtful accounts, warranty provision, provisions necessary for the non-recovery of assets, the provision for credits not recognized related to deferred tax, and the recognition of contingent liabilities. Actual results may differ from the estimates.

(c)	Consolidation principles

The consolidated quarterly information includes the accounts of Gafisa S.A. and those of all of its subsidiaries (Note 8), with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholder agreements; as a consequence, assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest the Company holds in the capital of the investee.

All significant intercompany accounts and transactions are eliminated upon consolidation, including investments, current accounts, dividends receivable, income and expenses and unrealized results among consolidated companies. Transactions and balances with related parties, shareholders and investees are disclosed in the respective notes.  The statement of changes in shareholders' equity reflects the changes in Gafisa S.A.'s parent company's books.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

3	Significant accounting practices

The more significant accounting practices adopted in the preparation of the quarterly information are as follows:

(a)	Recognition of results

(i)	Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold, are recognized over the course of the construction period of the projects, based on a financial measure of completion, and not at the time of execution of the agreements for the sale of units or the receipt of the amounts corresponding to the sale of units.

For completed units, the revenue is recognized when the sale is made, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) revenue is determinable, that is, the collectibility of the sale price is reasonably assured or the amount that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales amount is demonstrated by the client's commitment to pay, which in turn is supported by initial and continuing investment.

For the sales of unfinished units, the following procedures and rules were observed:

●	The incurred cost (including the costs related to land) corresponding to the units sold is fully appropriated to the result.

●
The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied to the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues and selling expenses to be recognized.

●
Any amount of revenues recognized that exceeds the amount received from clients is recorded as current or long-term assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Obligations for purchase of land and Advances from clients".

●
Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

●
The financial charges on accounts payable for the acquisition of land and real estate credit operations during the construction period are appropriated to the cost incurred, and recognized in results upon the sale of the units of the venture to which they are directly related.

Deferred taxes are recorded on the difference between the revenues recorded from real estate development for accounting purposes and revenues recorded on a cash basis for tax purposes.

The other income and expenses, including advertising and publicity, are appropriated to results as they are incurred using the accrual basis of accounting.

(ii)	Construction services and Revenues and costs related to barter transactions

Revenues from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and management of real estate. The revenues are recognized as services are rendered, net of the corresponding costs incurred, of R$ 18,145 and R$ 10,749 for the three-month periods ended March 31, 2009 and 2008, respectively.

Revenues, as well as costs incurred from barter transactions are appropriated to income over the course of the construction period of the projects based on the financial measure of completion. The revenue from barter transactions is recognized net of the corresponding costs incurred under Real estate development revenue. In the three-month periods ended March 31, 2009, revenues and costs of these transactions, each totaled R$ 8,592 (March 31, 2008 - R$ 13,893).

(b)	Cash and cash equivalents

Consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption, recognized at market value.

At March 31, 2009 and December 31, 2008, investment funds are recorded at market values. Investment funds in which the Company is the sole owner are fully consolidated.

(c)	Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts, when necessary, is provided in an amount considered sufficient by management to meet expected losses.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) after delivery of the units. The balance of the accounts receivable (after delivery) generally accrues annual interest of 12%. The financial revenues are recorded in Real estate development;  the interest recognized for the three-month periods ended March 31, 2009 and 2008 totaled R$ 16,176 and R$ 7,986, respectively.

(d)	Certificates of real estate receivables (CRIs)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, they are recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold are maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in Long-term receivables at fair value.

(e)	Receivables securitization fund ("FIDC")

The Company consolidates its receivables securitization fund in which it holds subordinated quotas, subscribed and paid in by the Company.

Pursuant to CVM Instruction No. 408, the Company's decision to consolidate its FIDC considers, among other factors: (a) whether the Company still has control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company pledges guarantees to FIDC investors in relation to the expected receipts and interest, formally or otherwise.

The Company consolidates the FIDC in Accounts receivables from clients, eliminating the balance of subordinated quotas held by the Company and recording the remaining net equity of the FIDC in Minority interests.

The financial expenses from these transactions are appropriated on a pro rata basis in Financial expenses.

(f)	Properties for sale

Land is stated at cost of acquisition. Land is recorded only after the deed of property is fully consummated. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the sales revenues originating from the sale of the real estate units.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

Land acquired through barter transaction is stated at fair value.

Properties are stated at construction cost, which does not exceed net realizable value. In the case of real estate developments in progress, the portion in inventories (Properties for sale) corresponds to the cost incurred for units that have not yet been sold. The cost comprises construction (materials, own or outsourced labor and other related items) and land, including financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the book value is considered no longer to be recoverable. This analysis is consistently applied to residential ventures targeted at the low, medium and high income markets, regardless of their geographic region or construction phase.

Properties for sale are reviewed to evaluate the recovery of the book value of each real estate development when events or changes in macroeconomic scenarios indicate that the book value may not be recoverable. If the book value of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). Interest capitalized in the three-month period ended March 31, 2009 totaled R$ 24,236 (March 31, 2008 - R$ 25,424).

(g)	Deferred selling expenses

These include brokerage expenditures, recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

(h)	Warranty provision

At March 31, 2009 and December 31, 2008, the Company presented a provision to cover expenditures for repairing construction defects covered during the warranty period, amounting to R$ 13,257 and R$ 11,900, respectively, excluding subsidiaries that operate with outsourced companies, which provide warranty on the construction services provided. The warranty period is five years from the delivery of the unit.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

(i)	Prepaid expenses

These refer to sundry expenses which are taken to income in the period to which they relate.

(j)	Property and equipment

Property and equipment is stated at cost. Depreciation is calculated on a straight-line based on the estimated useful life of the assets, as follows: (i) vehicles - 5 years; (ii) office equipment and other installations - 10 years; and (iii) sales stands, facilities, model apartments and related furnishings - 1 year.

(k)	Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, stated at acquisition cost, and are amortized over a period of up to five years.

(l)	Investments in subsidiaries and jointly-controlled investees

(i)	Net equity value

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates may be considered to be jointly-controlled companies and are recorded on the equity method.

Unrealized gains or transactions between Gafisa S.A. and its affiliates and subsidiary companies are eliminated in proportion to the Gafisa S.A.'s interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for advances for future capital increase.

The accounting practices of acquired subsidiaries are aligned with those of the Company.

(ii)	Goodwill and negative goodwill on the acquisition of investments

The Company's investments in subsidiaries include goodwill when the acquisition cost exceeds the book value of net tangible book value of assets of the acquired subsidiary and negative goodwill when the acquisition cost is lower.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

Through December 31, 2008, goodwill was amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. Pursuant to CPC O No. 02, from January 1, 2009 goodwill is no longer amortized.

The Company evaluates at the balance sheet date whether there are any indications of permanent loss and potential adjustments to measure the residual portion not amortized of recorded goodwill, and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values. If the book value exceeds the recoverable amount, the amount thereof is reduced.

Goodwill that cannot be justified economically is immediately charged to results.

Negative goodwill that is justified economically is appropriated to results as the assets which originated it are realized. Negative goodwill that is not justified economically is recognized in results only upon disposal of the investment.

(m)	Obligations for purchase of land and advances from clients (barter transactions)

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges, when applicable.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, as Advances from clients.

(n)	Selling expenses

Selling expenses include advertising, promotion, brokerage fees and similar expenses, appropriated to results when incurred.

(o)	Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the ‘taxable profit regime', for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the ‘presumed profit regime'. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

plus financial income, upon which the income tax and social contribution rates, of 25% and 9%, respectively, are applied.

The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may, change the estimates.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income.  Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 15). Reclassifications from results to shareholders' equity, when applicable, are made net of taxes.

(p)	Other current and long-term liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding indexation charges and foreign exchange gains and losses.

The liability for future compensation of employee vacations earned is fully accrued.

Gafisa S.A. and its subsidiaries do not offer private pension plans or retirement plan to employees.

(q)	Stock option plans

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan and recognized as an expense through the vesting date.

(r)	Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees (included in General and administrative expenses).

Additionally, the Company's bylaws provide for the distribution of profit sharing to executive officers in an amount that does not exceed the lower of (i) their annual compensation or (ii) 10% of the Company's net income.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets, as approved by the Board of Directors, must first be achieved, followed by targets for the business units and lastly individual performance targets.

(s)	Present value adjustment

Certain asset and liability items were adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.

(t)	Cross-currency interest rate swap and derivative transactions

The Company has derivative instruments for the purposes of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in income. In accordance with its treasury policies, the Company does not acquire or issue derivative financial instruments for speculative purposes.

(u)	Financial liabilities recorded at fair value

The Company recorded certain loans denominated in foreign currency as financial liabilities at fair value through income. These transactions are directly linked to the cross-currency interest rate swaps and are recognized at fair value. Changes in the fair value of financial liabilities are directly recognized in results.

(v)	Impairment of financial assets

At each balance sheet date, or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, the Company evaluates whether there are any indications of impairment of a financial asset or group of financial assets in relation to the market value, and its ability to generate positive cash flows to support its realization. A financial asset or group of financial assets is considered impaired when there is objective evidence of a decrease in recoverable value as a result of one or more events that occurred after the initial recognition of the asset, which impact estimated future cash flows.

(x)	Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

4          Cash, cash equivalents and marketable securities

	March 31, 2009	December 31, 2008
	(Unaudited)

Cash and cash equivalents
Cash and banks	120,169	73,538
Cash equivalents
Bank Certificates of Deposits - CDBs	195,376	185,334
Investment funds	63,932	149,772
Securities purchased under agreement to resell	10,170	114,286
Other	-	5,644

Total cash and cash equivalents	389,647	528,574

Restricted cash in guarantee to loans (Note 9)	111,131	76,928

	500,778	605,502

5	Receivables from clients

	March 31, 2009	December 31, 2008
	(Unaudited)

Current	1,392,606	1,254,594
Non-current	1,200,994	863,950

	2,593,600	2,118,544

The balance of accounts receivable from the units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.

The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amounts to R$ 140,122 on March 31, 2009 (December 31, 2008 - R$ 90,363), and are classified in Obligations for purchase of land and Advances from clients.

The allowance for doubtful accounts for Tenda totaled R$ 19,628 on March 31, 2009 (December 31, 2008 - R$ 18,815), and is considered sufficient by the Company's

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

management to cover future losses on the realization of accounts receivable of this subsidiary.  Other than for Tenda, an allowance for doubtful accounts is not considered necessary since the accounts receivable history of losses is insignificant. The Company's evaluation of the risk of loss takes into account that these receivables refer mostly to developments under construction, for which the transfer of the property deed only takes place after the settlement and/or negotiation of the receivables.

At March 31, 2009 and December 31, 2008, the balance of accounts receivable was reduced by an adjustment to present value of R$ 62,901 and R$ 62,266.

On March 31, 2009, the Company carried out a securitization of receivables, which consists of an assignment of a portfolio of select residential and commercial real estate receivables. This portfolio was assigned and transferred to "Gafisa FIDC" which issued Senior and Subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa S.A. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa S.A. provides services to Gafisa FDIC including the reconciliation and analysis of receivables, collections owned by the fund and the collection of past due receivables. Gafisa S.A. can be replaced by another collection agent in the event of non-fulfillment of the collection service described in the contract.

The Company assigned a receivables portfolio of R$ 119,622 to Gafisa FIDC in exchange for cash, which was equivalent, at the transfer date, discounted to present value, of R$ 88,664. Gafisa FIDC issued Senior and Subordinated quotas. The subordinated quotas were fully subscribed by Gafisa S.A., representing approximately 21% of the amount issued, totaling R$ 18,958 (present value) - (Note 8). Senior and Subordinated quota receivables are indexed to the IGP-M and incur interest at 12% per year.

The Company has consolidated Gafisa FIDC in its financial statements, which at March 31, 2009 presented receivables of R$ 88,864 in Accounts of receivables from clients, and R$ 69,706 recorded as Minority interests, the balance of subordinated quotas held by the Company were eliminated on consolidation.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

6	Properties for sale

	March 31, 2009	December 31, 2008
	(Unaudited)

Land	724,105	750,555
Property under construction	973,884	1,181,930
Completed units	150,237	96,491

	1,848,226	2,028,976

Current portion	1,429,411	1,695,130
Non-current portion	418,815	333,846

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At March 31, 2009 and December 31, 2008, the balance of land acquired through barter transactions totaled R$ 173,397 and R$ 169,658, respectively.

Financial charges at March 31, 2009 amounted to R$ 91,254 (Note 9).

7	Other accounts receivable

	March 31, 2009	December 31, 2008
	(Unaudited)

Current accounts related to real estate ventures (*)	48,448	60,513
Advances to suppliers	46,937	53,084
Recoverable taxes	15,734	18,905
Deferred PIS and COFINS	13,066	10,187
Credit assignment receivables	7,822	7,990
Client refinancing to be released	5,009	4,392
Advances for future capital increase	-	1,645
Other	771	26,059

	137,787	182,775

(*)
The Company participates in the development of real estate ventures with other partners, directly or through related parties, through condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. Other payables to partners of real estate ventures are presented separately.

8	Investments in subsidiaries

In January 2007, upon the acquisition of 60% of Alphaville Urbanismo S.A. (“Alphaville”), arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was being amortized through December 31, 2008 to match the estimated profit before taxes of Alphaville. From January 1, 2009, the goodwill from the acquisition of Alphaville is no longer amortized according to the new accounting practices; however, it will be evaluated, at least annually to evaluate recoverable value and potential losses. The Company has a commitment to purchase the remaining 40% of Alphaville's capital stock based on the fair value of Alphaville, to be determined at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The acquisition agreement provides that the Company undertakes to purchase the remaining 40% of Alphaville (20% in January 2010 and 20% in January 2012) for settlement in cash or shares, at the Company's sole discretion.

On October 26, 2007, the Company acquired 70% of Cipesa whereupon Gafisa S.A. and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda.  ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting for R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company's purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability. From January 1, 2009, according to the new accounting practices, the goodwill from the acquisition of Nova Cipesa is no longer amortized but evaluated, at least annually, in a context of evaluation of recoverable value and potential losses.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. ("Redevco"). As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future results to

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

match the estimated profit of these SPEs. In the three-month period ended March 31, 2009, the Company amortized negative goodwill amounting to R$ 1,273 arising from the acquisition of these SPEs (March 31, 2008 - R$ 2,817).

On October 21, 2008, as part of the acquisition of its interest in Tenda (Note 1), the Company contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda, which at that date presented shareholders' equity book value of R$ 1,036,072, with an investment of R$ 621,643. The sale of the 40% quotas of Fit Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in Fit Residencial (Gain on the exchange of shares). This negative goodwill is being amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008. In the three-month period ended March 31, 2009, the Company amortized R$ 52,600 of the gain on the partial sale of Fit Residencial.

(a)       Ownership interests

(i)	Information on investees

	Interest - %		Shareholders' Equity		Net Income (Loss)

Investees	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008	March 31, 2009	March 31, 2008
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)

Tenda	60.00	60.00	1,077,488	1,062,213	11,040	-
Fit Residencial	-	-	-	-	-	(1,526)
SPE Cotia	100.00	-	83,663	-	272
Bairro Novo	-	50.00	-	8,164	-	(3,544)
Alphaville	60.00	60.00	64,809	69,211	(4,759)	9,452
Cipesa Holding	100.00	100.00	62,121	62,157	(98)	43
Península SPE1 S.A.	50.00	50.00	(785)	(1,139)	354	231
Península SPE2 S.A.	50.00	50.00	631	98	533	95
Res. das Palmeiras SPE Ltda.	100.00	100.00	2,299	2,545	9	23
Gafisa SPE 40 Ltda.	50.00	50.00	5,264	5,841	(288)	873
Gafisa SPE 42 Ltda.	50.00	50.00	8,060	6,997	1,060	(63)
Gafisa SPE 44 Ltda.	40.00	40.00	(436)	(377)	(58)	(62)
Gafisa SPE 45 Ltda.	99.80	99.80	(450)	1,058	(1,506)	-
Gafisa SPE 46 Ltda.	60.00	60.00	5,578	5,498	498	1,080
Gafisa SPE 47 Ltda.	80.00	80.00	8,272	6,639	(10)	(1)
Gafisa SPE 48 Ltda.	99.80	99.80	24,304	21,656	3,371	1,259
Gafisa SPE 49 Ltda.	99.80	99.80	(58)	(58)	-	(1)
Gafisa SPE 53 Ltda.	80.00	60.00	3,234	2,769	242	225
Gafisa SPE 55 Ltda.	99.80	99.80	23,245	20,540	2,746	(1)
Gafisa SPE 64 Ltda.	99.80	99.80	-	-	-	(22)
Gafisa SPE 65 Ltda.	70.00	70.00	3,021	(281)	174	(22)
Gafisa SPE 67 Ltda.	99.80	99.80	-	1	-	-
Gafisa SPE 68 Ltda.	99.80	99.80	-	-	-	-
Gafisa SPE 72 Ltda.	60.00	60.00	879	(22)	(25)	-
Gafisa SPE 73 Ltda.	70.00	70.00	2,913	(155)	(58)	-

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

	Interest - %		Shareholders' Equity		Net Income (Loss)
Investees	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008	March 31, 2009	March 31, 2009
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)
Gafisa SPE 74 Ltda.	99.80	99.80	(337)	(330)	(7)	-
Gafisa SPE 59 Ltda.	99.80	99.80	(3)	(2)	(1)	-
Gafisa SPE 76 Ltda.	99.80	99.80	-	-	-	-
Gafisa SPE 78 Ltda.	99.80	99.80	-	-	-	-
Gafisa SPE 79 Ltda.	99.80	99.80	(1)	(1)	(1)	-
Gafisa SPE 75 Ltda.	99.80	99.80	(32)	(27)	(6)	-
Gafisa SPE 80 Ltda.	99.80	99.80	-	-	-	-
Gafisa SPE-85 Empr. Imob.	60.00	60.00	2,543	(756)	238	-
Gafisa SPE-86	99.80	99.80	(249)	(82)	(208)	-
Gafisa SPE-81	99.80	99.80	1	1	-	-
Gafisa SPE-82	99.80	99.80	1	1	-	-
Gafisa SPE-83	99.80	99.80	1	1	-	-
Gafisa SPE-87	99.80	99.80	1	1	-	-
Gafisa SPE-88	99.80	99.80	1	1	-	-
Gafisa SPE-89	99.80	99.80	1	1	-	-
Gafisa SPE-90	99.80	99.80	1	1	-	-
Gafisa SPE-84	99.80	99.80	1	1	-	-
Dv Bv SPE S.A.	50.00	50.00	(428)	(439)	10	18
DV SPE S.A.	50.00	50.00	955	932	23	15
Gafisa SPE 22 Ltda.	100.00	100.00	5,848	5,446	402	155
Gafisa SPE 29 Ltda.	70.00	70.00	234	257	(23)	141
Gafisa SPE 32 Ltda.	80.00	80.00	123	(760)	(97)	(337)
Gafisa SPE 69 Ltda.	99.80	99.80	(460)	(401)	(58)	-
Gafisa SPE 70 Ltda.	55.00	55.00	12,150	6,696	-	-
Gafisa SPE 71 Ltda.	70.00	70.00	1,367	(794)	378	-
Gafisa SPE 50 Ltda.	80.00	80.00	7,675	7,240	670	646
Gafisa SPE 51 Ltda.	95.00	90.00	25,893	15,669	7,646	1,385
Gafisa SPE 61 Ltda.	99.80	99.80	(15)	(14)	-	-
Tiner Empr. e Part. Ltda.	45.00	45.00	29,476	26,736	4,097	2,376
O Bosque Empr. Imob. Ltda.	30.00	30.00	9,172	15,854	(26)	-
Alta Vistta	50.00	50.00	5,524	3,428	2,096	769
Dep. José Lages	50.00	50.00	281	34	396	6
Sitio Jatiuca	50.00	50.00	2,821	1,259	1,563	380
Spazio Natura	50.00	50.00	1,400	1,400	-	(3)
Parque Águas	50.00	50.00	(1,113)	(1,661)	547	124
Parque Arvores	50.00	50.00	(1,669)	(1,906)	229	471
Dubai Residencial	50.00	50.00	5,172	5,374	(202)	-
Cara de Cão	65.00	65.00	47,456	40,959	2,448	-
Costa Maggiore	50.00	50.00	3,301	3,892	(591)	(435)
Gafisa SPE-91	100.00	-	1	-	-	-
Gafisa SPE-92	100.00	-	1	-	-	-
Gafisa SPE-93	100.00	-	1	-	-	-
Gafisa SPE-94	100.00	-	1	-	-	-
Gafisa SPE-95	100.00	-	1	-	-	-
Gafisa SPE-96	100.00	-	1	-	-	-
Gafisa SPE-97	100.00	-	1	-	-	-
Gafisa SPE-98	100.00	-	1	-	-	-
Gafisa SPE-99	100.00	-	1	-	-	-
Gafisa SPE-100	100.00	-	1	-	-	-
Gafisa SPE-101	100.00	-	1	-	-	-
Gafisa SPE-102	100.00	-	1	-	-	-
Gafisa SPE-103	100.00	-	1	-	-	-
Gafisa SPE-104	100.00	-	1	-	-	-
Gafisa SPE-105	100.00	-	1	-	-	-
Gafisa FIDC	100.00	-	18,958	-	-	-

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

(b)	Goodwill (negative goodwill) on acquisition of subsidiaries and deferred gain on partial sale of investments

	March 31, 2009 (unaudited)			December 31, 2008

		Accumulated
	Cost	amortization	Net	Net

Goodwill
Alphaville	170,941	(18,085)	152,856	152,856
Nova Cipesa	40,686	-	40,686	40,686
Other	3,741	(2,195)	1,546	1,546

	215,368	(20,280)	195,088	195,088
Negative goodwill
Redevco	(31,235)	13,986	(17,249)	(18,522)
Deferred gain on partial sale of FIT Residencial investment
Tenda transaction	(210,402)	93,608	(116,794)	(169,394)

9	Loans and financing, net of cross-currency interest rate swaps

Type of operation	Annual interest rates	March 31, 2009	December 31, 2008
		(Unaudited )

Working capital
Denominated in Yen (i)	1.4%	158,289	166,818
Swaps - Yen/CDI (ii)	Yen + 1.4%/105% CDI	(40,068)	(53,790)
Denominated in US$ (i)	7%	147,434	146,739
Swaps - US$/CDI (ii)	US$ + 7%/104% CDI	(29,402)	(32,962)
Other	0.66% to 3.29% + CDI	426,264	435,730

		662,517	662,535
National Housing System - SFH	TR + 6.2% to 11.4%	380,644	372,255
Downstream merger obligations	TR + 10% to 12.0%	6,781	8,810
Other	TR + 6.2%	9,986	4,576

		1,059,928	1,048,176

Current portion		467,788	447,503
Non-current portion		592,140	600,673

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

(i)	Loans and financing classified at fair value through income (Note 16(a)(ii)).
(ii)	Derivatives classified as financial assets at fair value through income (Note 16(a)(ii)).

Rates:
CDI - Interbank Certificate of Deposit, at December 31, 2008 was 12.2%p.a. (2007 - 11.8% p.a., 2006 - 15% p.a.). TR - Referential Rate, at December 31, 2008 was 1.62% p.a. (2007 - 1.44% p.a., 2006 - 1.99% p.a.)

Downstream merger obligations correspond to debt assumed from former shareholders with maturities up to 2013.

The Company has financing agreements with the SFH, the resources from which are released to the Company as construction progresses.

Loans and financing are guaranteed by sureties of the investors, mortgage of the units, assignment of rights, receivables from clients and the proceeds from the sale of our properties.

Mortgage receivables given in guarantee total R$ 2,319,734. The balance of deposits accounts pledged in guarantee totals R$ 111,131 on March 31, 2009 and R$ 76,928 on December 31, 2008 (Note 4).

Funding for working capital and for developments correspond to credit lines from financial institutions. The Company has contracted cross-currency interest rate swaps to cover the full amount of the working capital loans (Note 16). At December 31, 2008 and March 31, 2009, the Company applied the fair value option and recorded both the loan and respective derivative instruments at fair value through income.

Consolidated non-current portions at March 31, 2009 mature as follows: R$ 312,777 in 2010, R$ 205,128 in 2011, R$ 43,059 in 2012, R$ 31,176 in 2013.

Financial expenses from loans, financings and debentures are capitalized as part of the cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, or allocated to results, as shown below:

	March 31, 2009	March 31, 2008
	(Unaudited)	(Unaudited)

Gross financial charges	68,972	30,007
Capitalized financial charges	(24,236)	(25,424)

Net financial charges	44,736	4,583

Financial charges included in Properties for sale
Opening balance	84,741	20,698
Capitalized financial charges	24,236	25,424
Charges appropriated to income	(17,723)	(7,903)

Closing balance	91,254	38,219

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

10	Debentures

In September 2006, the Company issued its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company issued its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in two years.

Under the Second and Third Programs, the Company placed 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the following features:

Program/issuances	Amount	Annual remuneration	Maturity	March 31, 2009		December 31, 2008
				(Unaudited	)

Second program/first issuance	240,000	CDI + 1.30%	September 2011	239,552		248,679
Third program/first issuance	250,000	107.20% CDI	June 2018	263,206		255,266

				502,758		503,945

Current portion				60,758		61,945
Non-current portion				442,000		442,000

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company were to breach the covenants. The first issuance of the Second Program and the first issuance of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5,000 and R$ 10,000, respectively, requires the Company to early amortize the first issuance of the Second Program. The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants and measured under Brazilian GAAP at March 31, 2009 and December 31, 2008 are as follows:

	March 31, 2009	December 31, 2008
	(Unaudited)

Second program - first issuance
Total debt, less SFH debt, less cash, cash equivalents, and financial investments cannot exceed 75% of shareholders' equity	41%	35%
Total receivables from clients from development and services, plus inventory of finished units, required to be over 2.0 times total debt	3.6 times	3.3 times
Total debt, less cash, cash equivalents and financial investments, required to be under R$ 1,0 billion	R$ 1,061.9 million	R$ 946.6 million

Third program - first issuance
Total debt, less SFH debt, less cash, cash equivalents, and financial investments cannot exceed 75% of shareholders' equity	41%	35%
Total accounts receivable plus inventory of finished units required to be over 2.2 times total debt	5.4 times	5.5 times

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

At March 31, 2009, the Company's debt levels had exceeded the limit stipulated by the restrictive covenants. The Company is not in technical breach of the covenants as these are only measured at June 30 and December 31 of each year. The Company is renegotiating the restrictive debenture covenants with the holders and management expects that the outcome will not affect the classification of debenture balances reported at March 31, 2009.  The renegotiation of an amendment to the restrictive debenture covenants with the debenture holders may result in a higher interest rate. However, the outcome of the renegotiation is subject to the agreement of the debenture holders. These debentures for which covenants have been breached refer to the first issuance of the Second program issued in 2006, for which the balance totals R$ 240,000 at March 31, 2009.

If at June 30, 2009 the net debt level remains in excess of that stipulated in the covenant and the Company is not able to amend the covenant or receive a waiver from debenture holders, the Second program-first issuance debentures could be accelerated and the full amount of R$240,000 would be due immediately.  If the Company fails to pay the 2006 debentures upon acceleration, other indebtedness in the amount of R$670,000 may be accelerated and due immediately, which may have a material adverse effect on our financial position and results of operations.

The non-current portions at March 31, 2009 mature as follows: R$ 96,000 in 2010, R$ 96,000 in 2011, R$ 125,000 in 2012, R$ 125,000 in 2013.

11	Other accounts payable

	March 31, 2009	December 31, 2008
	(Unaudited)

Obligation to venture partners (i)	300,000	300,000
Credit assignments	49,610	67,552
Acquisition of investments	29,867	30,875
Dividends to ventures' partners	25,719	16,398
Advances for future capital increase	2,988	-
Other accounts payable	62,941	72,867

	471,125	487,692

Current portion	138,464	97,933
Non-current portion	332,661	389,759

(i)
In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interests in other real estate development companies. The SCP received contributions of R$ 313,084 through March 31, 2009 (represented by 13,084,000 Class A

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

quotas fully paid-in by the Company and 300,000,000 Class B quotas from the other venture partner). The SCP has a defined term which ends on January 31, 2017 at which time the Company is required to redeem the venture partners' interest. The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. The redemption of Class B quotas of R$ 300,000 will start on January 31, 2012 and will be fully paid by January 31, 2014. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At March 31, 2009, the SCP and the Company were in compliance with these clauses.

Loans from real estate development partners are related to amounts due under current account agreements, which accrued financial charges of IGP-M plus 12% p.a.

12	Commitments and provision for contingencies

The Company is a party in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses.

In the three-month period ended March 31, 2009, the changes in the provision for contingencies are summarized as follows:

March 31, 2009
(Unaudited)

Balance at the beginning of the period	53,530
Additions	2,376
Reversals and settlements	(1,691)

Court mandated escrow deposits	(2,196)

Balance at the end of the period	52,019

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

(a)	Tax, labor and civil lawsuits

	March 31, 2009	December 31, 2008
	(Unaudited)

Civil lawsuits	22,920	27,779
Tax lawsuits	26,606	19,609
Labor claims	7,207	9,976
Court-mandated escrow deposits	(4,714)	(3,834)

	52,019	53,530

Current	8,385	17,567
Non-current	43,634	35,963

Alphaville is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is estimated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 17,021 and is recorded in a provision in the quarterly information at March 31, 2009.

At March 31, 2009, the Company is monitoring other lawsuits and risks, the likelihood of loss for which, based on the position of legal counsel, is possible but not probable, totaling approximately R$ 69,302, according to the historical average of lawsuits, and for which management believes a provision for loss is not necessary.

In September 2008, R$ 10,583 in Gafisa S.A.'s bank accounts was deemed to be restricted as to withdrawal. This restriction arose from a foreclosure action in which it is alleged that Gafisa S.A. became the successor of Cimob Companhia Imobiliária S.A. ("Cimob") upon merger of Cimob, at which time Cimob assets were reduced. The Company is appealing against such decision on the grounds that the claim lacks merit, in order to release its funds and not be held liable for Cimob's debt. No provision was recognized in the quarterly information as of March 31, 2009 based on the position of the Company's legal counsel.

An amount of R$ 27,979 of the proceeds of the Company's initial public offering was withheld in an escrow deposit attached by court order to guarantee a writ of execution. The Company is appealing the decision and considers that the claim has no merit. No provision has been

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

recorded in the quarterly information as of March 31, 2009 based on the position of the Company's legal counsel.

(b)	Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company.

The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities. At March 31, 2009, estimated costs to be incurred on developments under construction total approximately R$ 2,166,655. At March 31, 2009, the Company has resources approved for its developments of R$ 1,051,566 to meet these commitments (Note 9).

13	Obligations for purchase of land and advances from clients

	March 31, 2009	December 31, 2008
	(Unaudited)

Obligations for purchase of land	397,319	392,762
Advances from clients
Barter transactions	173,397	169,658
Development and services	140,122	90,363

	710,838	652,783

Current	517,537	421,584
Non-current	193,301	231,199

14	Shareholders' equity

(a)	Capital

At March 31, 2009 and December 31, 2008, the Company's capital totaled R$ 1,229,517, represented by 133,087,518 nominative Common shares without par value, 3,124,972 of which were held in treasury.

On April 30, 2009, the distribution of minimum mandatory dividends for 2008 was approved in the total amount of R$ 26,106.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

(b)	Stock option plans

(i)	Gafisa

The Company provides six stock option plans . The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year. The exercise price of the grant is inflation adjusted (IGP-M index), plus annual interest from 3% to 6%. The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

To the extent the employees make advances for the purchase of the shares during the vesting period the Company records the cash receipt against a liability account. There were no advanced payments in 2009 and 2008.

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest from 3% to 6%.

In 2008, the Company launched a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date. The market value of each option granted is estimated at the grant date using the Black-Scholes option pricing model.

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

	March 31, 2009		December 31, 2008
	(Unaudited)

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the period	5,930,275	26.14	5,174,341	22.93
Options granted	-		2,145,793	31.81
Options exercised	-		(441,123)	16.72
Options expired	-		(3,675)	20.55
Options cancelled	-		(945,061)	20.55

Options outstanding at the end of the period	5,930,275	26.14	5,930,275	26.14

Options exercisable at the end of the period	4,376,165	28.00	4,376,165	28.00

		Reais

	March 31, 2009	December 31, 2008
	(Unaudited )

Exercise price per share at the end of the period	7.86-39.95	7.86-39.95

Weighted average of exercise price at the option grant date	21.70	21.70

Weighted average market price per share at the grant date	27.27	27.27

Market price per share at the end of the period	11.65	10.49

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (conditions on exercise of options apply), and will expire after ten years from the grant date.

The Company recognized stock option expenses of R$ 8,567 and R$ 4,327 for the three-month periods ended March 31, 2009 and 2008, respectively, recorded in Operating expenses.

(ii)	Tenda

Tenda has a stock option plan, approved at the Extraordinary Shareholders' Meeting of June 3, 2008, and established at the Board of Directors' meeting on June 5, 2008, whereby the Board of Directors of Tenda can issue programs of up to of 5% of capital, including the dilution effect from the exercise of all granted options. The volume involved in the granting of stock options is limited to 3,000,000 shares. In 2008, 2,640,000 options were granted, and 570,000

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

were cancelled. Options outstanding at the end of the year totaled 2,570,000.

The stock option program provides that the options granted may be exercised in three annual lots, each lot being equivalent to 33.33% of total granted options, and the first exercise being in May 2009. Options may be exercised in two periods during each year, from the 1st to the15th of May and November. The base exercise price of granted options was R$ 7.20 per share. When exercising the option in the three annual lots, the base price will be adjusted according to the market value of shares, based on the average price in trading sessions over the last 30 consecutive days before the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, based on the share value in the market, at the time of the two exercise periods for each annual lot.

The market price of Tenda shares at the grant date was R$ 11.60 and on March 31, 2009 was R$ 1.90.

The market value of each option granted in 2008 was estimated at the grant date using the Black-Scholes option pricing model. In the three-month period ended March 31, 2009, Tenda recorded stock option expenses of R$ 2,020.

(iii)	Alphaville

Alphaville has three stock option plans, the first launched in 2007 which was approved at the June 26, 2007 Annual Shareholders' Meeting and of the Board of Directors.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	March 31, 2009		December 31, 2008
	(Unaudited)

	Number of options	Weighted average exercise price - Reais	Number of options	Weighted average exercise price - Reais

Options outstanding at the beginning of the period	2,138	6,843.52	1,474	6,522.92
Options granted	-	-	720	7,474.93
Options cancelled	-	-	(56)	6,522.92

Options outstanding at the end of the period	2,138	6,843.52	2,138	6,843.52

At March 31, 2009, 284 options were exercisable. The exercise prices per option on March 31, 2009 were from R$ 8,282.65 to R$ 8,623.89 (December 31, 2008 - R$ 8,238.27 to R$ 8,376.26).

The market value of each option granted was estimated at the grant date using the Black-Scholes option pricing model.

Alphaville recorded stock option expenses of R$ 357 for the three-month period ended March 31, 2009.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

15	Deferred taxes

	March 31, 2009	December 31, 2008
	(Unaudited)

Assets
Net operating loss carryforwards	86,224	76,640
Temporary differences
Tax versus prior book basis	72,401	52,321
CPC accounting standards	38,169	39,680
Tax credits from downstream mergers	19,037	21,611

	215,831	190,252
Liabilities
Differences between income taxed on cash and recorded on accrual basis	210,882	202,743
Negative goodwill	38,317	18,266
Temporary differences - CPC accounting standards	17,055	18,122

	266,254	239,131

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost.

Other than for Tenda, the Company has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries which adopt the taxable income regime and do not have a history of taxable income for the past three years.

The estimates of future taxable income consider variables that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates. Based on estimated future taxable income, the expected recovery profile of the income tax and social contribution net operating loss carryforwards is as follows:

2009	5,289
2010	33,192
2011	35,714
2012	2,129
Thereafter	9,900

Total	86,224

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

The reconciliation of the statutory to effective tax rate is as follows:

	March 31, 2009	March 31, 2008
	(Unaudited)	(Unaudited)

Income before taxes on income and minority interest	64,801	56,465
Income tax calculated at the standard rate - 34%	(22,032)	(19,198)

Net effect of subsidiaries taxed on presumed profit regime	10,166	8,736
Stock option plan	(2,913)	(3,372)
Negative goodwill amortization	(1,734)	-
Prior period income tax and social contribution tax losses	171	510
Other non-deductible items, net	29	(255)

Income tax and social contribution expense	(16,313)	(13,579)

16	Financial instruments

The Company participates in operations involving financial instruments, all of which are recorded on the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

(a)	Risk considerations

(i)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with banks and cash and cash equivalents, investing in highly-rated financial institutions in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

Other than for Tenda, the Company has not recorded a provision to cover losses for the recovery of receivables related to real estate units delivered at March 31, 2009 and December 31, 2008. There was no significant concentration of credit risks related to clients for the periods presented.

(ii)	Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of mitigating the effects of fluctuations in foreign exchange rates.

In the periods ended March 31, 2009 and December 31, 2008, R$ 69,469 and R$ 80,895 related to the net positive result of cross-currency interest rate swap operations was recognized in Financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's financial information.

The nominal value of the swap contracts was R$ 200,000 at March 31, 2009 and December 31, 2008. The unrealized gains (losses) of these operations at March 31, 2009 and December 31, 2008 are as follows (Note 9):

				Net unrealized gains (losses)
	Reais	Percentage		from derivative instruments

Rate swap contracts – (US Dollar and Yen for CDI)	Nominal value	Original index	Swap	March 31, 2009	December 31, 2008
				(Unaudited)

Banco ABN Amro Real S.A.	100,000	Yen + 1.4	105% of CDI	40,048	53,790
Banco Votorantim S.A.	100,000	US Dollar + 7	104% of CDI	29,402	32,962

	200,000			69,450	86,752

The Company does not sell in foreign currency.

(iii)	Interest rate risk

The interest rates on loans and financing are disclosed in Note 9. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered (Note 5) are subject to annual interest of 12%.

Additionally, as disclosed in Notes 7 and 11, a significant portion of the balances from related parties and with partners in the ventures are not subject to financial charges.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

(b)	Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation.

(i)	Cash and cash equivalents

The market value of these assets does not differ significantly from the amounts presented on  the balance sheets (Note 4). The contracted rates reflect usual market conditions.

(ii)	Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are stated at fair value. Interest estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans and financing and debentures obtained are presented in Notes 9 and 10. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the financial statements.

(c)	Sensitivity analysis

A sensitivity analysis of the risks of material losses that could accrue from financial instrument transactions, based on management's best estimate of the most likely scenario (Scenario I), is presented below. Additionally, a further two scenarios are presented, as required by the CVM, pursuant to Instruction No. 475/08, by stressing the variables by 25% and 50%, respectively, (Scenarios II and III).

At March 31, 2009, the Company had two foreign exchange derivative contracts with banks,  Votorantim and ABN Amro:

- Banco Votorantim: cross-currency interest rate swap from US dollar for R$100,000 at a fixed cost of 7% per year per asset position to a cost of 104% of CDI. Beginning on November 9, 2007 and maturity on June 9, 2009.

- Banco ABN Amro: cross-currency interest rate swap from Yen for R$100,000, at a fixed cost of 1.4% per year per asset position, and Yen at a cost of 105% of CDI. Beginning on November 9, 2007 and maturity on October 29, 2009.

The risk factors in the sensitivity analysis were the variations in R$/US$ and R$/Yen exchange rates, and in the CDI rate. Management considers that the risk is limited to the CDI variation as the swap operation has the effect of mitigating the currency volatility risk.

The following scenarios were considered:

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

.	Scenario I: Likely - Management considered the market yield curves at March 31, 2009 for the maturity dates of derivative transactions:

- R$/US$ 2.34 and CDI rate at 10.31% on June 9, 2009;

- R$/JPY 0.02496 and CDI rate at 10.93% on October 29, 2009.

.	Scenario II: Appreciation/Devaluation by 25% of risk variables used in pricing.

.	Scenario III: Appreciation/Devaluation by 50% of risk variables used in pricing.

A sensitivity analysis of the risks of material losses that could accrue from financial instrument transactions, including derivatives, based on management's best estimate of the most likely scenario (Scenario I), is presented below. Additionally, a further two scenarios are presented, as required by CVM Instruction No. 475/08, by stressing the variables by 25% and 50%, respectively, (Scenarios II and III).

At March 31, 2009, the Company calculated the scenario estimates of the R$/US$ and R$/Yen exchange rates for the maturity dates of the swaps. The hypothetical appreciations of the Real against other currencies would produce the following impact:

Impact on exchange rate scenarios

						Scenario (*)
		I		II		III

Transaction	Risk	Expected	Devaluation	Appreciation	Devaluation	Appreciation

Swap (asset position - US$)	Appreciation/Devaluation of US Dollar	147,434	110,575	184,292	73,717	221,151
Debt denominated in US$	Appreciation/Devaluation of US Dollar	147,116	110,337	183,894	73,558	220,673

Net effect of US$ devaluation		318	238	398	159	478

"Swap" (asset position - Yen)	Devaluation of Yen	158,289	118,717	197,861	79,144	237,433
Debt denominated in Yen	Appreciation of Yen	157,222	117,917	196,528	78,611	235,834

Efeito líquido da desvalorização do iene		1,067	800	1,333	533	1,599

(*)       Scenarios I, II and III - Likely, Possible and Remote, respectively.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

Impact on interest rate scenarios

						Scenario (*)

		I		II		III

Transaction	Risk	Expected	Decrease	Increase	Decrease	Increase

"Swap" Votorantim swap - liability position
Balance of CDI on the maturity date
(June 9, 2009)	Change in CDI	120,430	119,862	120,988	119,282	121,534
"Swap" ABN Amro - liability position
Balance of CDI on the maturity date
(October 29, 2009)	Change in CDI	125,495	123,715	127,258	121,919	129,005

(*)	Scenarios I, II e III - Likely, Possible and Remote, respectively.

At March 31, 2009, the liability position balances for CDI were: Votorantim swap transaction: R$ 118,032; ABN swap transaction: R$ 118,221.

A sensitivity analysis of these transactions does not change the debt balance at the base date, since the CDI rate used for projecting the debt is the same used to discount to present value.

The source of the data used to determine the exchange rate adopted in the base scenarios was the Brazilian Mercantile & Futures Exchange ("BMF"), as management believes that this is the most reliable and independent source, and which represents the market consensus on these quotations.

The US Dollar and Yen data were sourced from the BMF website on March 31, 2009 for the maturity dates.

17	Related parties

(a)	Transactions with related parties

	March 31,	December
Current account	2009	31, 2008
	(Unaudited)

Condominiums and consortia
Alpha 4	(904)	(466)
Consórcio Ezetec & Gafisa	11,759	9,341
Consórcio Ezetec Gafisa	(10,340)	(9,300)
Cond. Constr. Empr. Pinheiros	2,516	2,132
Condomínio Parque da Tijuca	119	235
Condomínio em Const. Barra Fir.	(46)	(46)
Civilcorp	711	791
Condomínio do Ed. Barra Premiu	105	105
Consórcio Gafisa Rizzo	44	(273)
Evolução Chacara das Flores	7	7
Condomínio Passo da Patria II	569	569
Cond. Constr. Palazzo Farnese	(17)	(17)
Alpha 3	(322)	(214)

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

	March 31,	December
Current account	2009	31, 2008
	(Unaudited)

Condomínio Iguatemi	3	3
Consórcio Quintas Nova Cidade	36	36
Consórcio Ponta Negra	3,838	3,838
Consórcio SISPAR & Gafisa	2,639	1,995
Cd. Advanced Ofs. Gafisa - Metro	(589)	(417)
Condomínio Acqua	(2,875)	(2,629)
Cond. Constr. Living	1,082	1,478
Consórcio Bem Viver	(4)	5
Cond. Urbaniz. Lot Quintas Rio	(1,044)	(486)
Cond. Constr. Homem de Melo	83	83
Consórcio OAS Gafisa - Garden	(2,518)	(1,759)
Cond. em Constr. Lacedemonia	57	57
Evolução New Place	(667)	(665)
Consórcio Gafisa Algo	712	711
Columbia Outeiro dos Nobres	(153)	(153)
Evolução - Reserva do Bosque	6	5
Evolução - Reserva do Parque	115	122
Consórcio Gafisa & Bricks	(21)	(26)
Cond. Constr. Fernando Torres	136	135
Cond. de Const. Sunrise Reside	(41)	18
Evolução Ventos do Leste	123	159
Consórcio Quatro Estações	(1,339)	(1,340)
Cond. em Const. Sampaio Viana	951	951
Cond. Constr. Monte Alegre	1,456	1,456
Cond. Constr. Afonso de Freitas	1,674	1,674
Consórcio New Point	1,462	1,472
Evolução - Campo Grande	617	618
Condomínio do Ed. Oontal Beach	(56)	43
Consórcio OAS Gafisa - Garden	357	430
Cond. Constr. Infra Panamby	(446)	(483)
Condomínio Strelitzia	(873)	(851)
Cond. Constr. Anthuriun	4,152	4,319
Condomínio Hibiscus	2,651	2,715
Cond. em Constr Splendor	(1,848)	(1,848)
Condomínio Palazzo	1,012	793
Cond. Constr. Doble View	(2,390)	(1,719)
Panamby - Torre K1	816	887
Condomínio Cypris	(1,531)	(1,436)
Cond em Constr Doppio Spazio	(3,136)	(2,407)
Consórcio	3,735	2,493
Consórcio Planc e Gafisa	810	270
Consórcio Gafisa & Rizzo (susp.)	1,363	1,239
Consórcio Gafisa OAS - Abaeté	(695)	3,638
Cond. do Clube Quintas do Rio	1	1
Cons. OAS-Gafisa Horto Panamby	8,098	9,349
Consórcio OAS e Gafisa - Horto Panamby	(94)	(27)
Consórcio Ponta Negra - Ed. Marseille	(1,033)	(1,033)
Consórcio Ponta Negra - Ed. Nice	(4,763)	(4,687)
Manhattan Square	11,011	600
Cons. Eztec Gafisa Pedro Luis	(6,542)	(3,589)
Consórcio Planc Boa Esperança	673	603
Consórcio OAS e Gafisa - Tribeca	(6,372)	(144)
Consórcio OAS e Gafisa - Soho	(6,471)	(167)
Consórcio Gafisa & GM	(80)	(40)
Consórcio Ventos do Leste	(2)	(1)
Bairro Novo Cotia	7,975	(6,137)
Bairro Novo Camaçari	(240)	(2,585)

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

	March 31,	December
Current account	2009	31, 2008
	(Unaudited)

Bairro Novo Fortaleza	-	2
Bairro Novo Nova Iguaçu	-	(330)
Bairro Novo Cia. Aeroporto	-	(55)
Consórcio B Novo Ap. Gioania	-	(210)
Consórcio B Novo Campinas	-	(261)

	16,022	9,577

Other SPEs
Gafisa SPE 10 S.A.	(2,725)	2,051
Gafisa Vendas I. Imob. Ltda.	2,384	2,384
Projeto Alga	(25,000)	(25,000)
Outros	(73)	-

	(25,414)	(20,565)

SPEs
FIT Resid. Empreend. Imob. Ltda.	(3,372)	12,058
Ville du Soleil	1,968	1,968
Cipesa Empreendimentos Imobil.	(398)	(398)
The house	80	80
Gafisa SPE 46 Empreend. Imob.	8,685	8,172
Gafisa SPE 40 Emp. Imob. Ltda.	1,276	1,288
Blue II Plan. Prom. e Venda Lt.	911	911
SAÍ AMARELA S.A.	(1,558)	(1,138)
GAFISA SPE-49 Empre. Imob. Ltda.	(2)	(2)
London Green	9	-
Gafisa SPE-35 Ltda.	(129)	(129)
Gafisa SPE 38 Empr. Imob. Ltda.	109	109
LT Incorporadora SPE Ltda.	(527)	(527)
Res. das Palmeiras Inc. SPE Lt.	1,246	1,246
Gafisa SPE 41 Empr. Imob. Ltda.	1,534	1,534
Dolce VitaBella Vita SPE S.A.	32	32
Saira Verde Empreend. Imobil. Lt.	634	214
Gafisa SPE 22 Ltda.	630	630
CSF Prímula	1,384	-
Gafisa SPE 39 Empr. Imobil. Ltda.	(304)	(304)
DV SPE S.A.	(571)	(571)
Gafisa SPE 48 Empreend. Imobili.	153	159
Gafisa SPE-53 Empre. Imob. Ltda.	(73)	(94)
Jardim II Planej. Prom. Vda. Ltda.	(2,990)	(2,990)
Gafisa SPE 37 Empreend. Imobil.	(398)	(398)
Gafisa SPE-51 Empre. Imob. Ltda.	811	810
Gafisa SPE 36 Empr. Imob. Ltda.	(1,205)	(1,205)
Gafisa SPE 47 Empreend. Imobili.	137	146
Sunplace SPE Ltda.	415	415
Sunshine SPE Ltda.	1,135	1,135
Gafisa SPE 30 Ltda.	(1,217)	(1,217)
Gafisa SPE-50 Empr. Imob. Ltda.	(238)	(221)
Tiner Campo Belo I Empr. Imobil.	5,147	6,971
Gafisa SPE-33 Ltda.	2,321	2,321
Jardim I Planej. Prom. Vda. Ltda.	6,662	6,662
Verdes Praças Inc. Imob. SPE Lt.	(38)	(38)
Gafisa SPE 42 Empr. Imob. Ltda.	40	64
Península I SPE S.A.	(1,267)	(1,267)
Península 2 SPE S.A.	1,215	865

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

	March 31,	December
Current account	2009	31, 2008
	(Unaudited)

Blue I SPE Ltda.	74	74
Blue II Plan. Prom. e Venda Lt.	(6)	-
Blue II Plan. Prom. e Venda Lt.	(3)	-
Gafisa SPE-55 Empr. Imob. Ltda.	(2)	(2)
Gafisa SPE 32	(2,226)	(2,304)
Cyrela Gafisa SPE Ltda.	2,834	2,834
Unigafisa Part SCP	1,040	1,040
Villagio Panamby Trust S.A.	749	749
Diodon Participações Ltda.	13,641	13,669
Diodon Participações Ltda.	131	-
Gafisa SPE 44 Empreend. Imobili.	145	175
Gafisa S.A.	1,218	1,218
Spazio Natura Emp. Imob. Ltd.	3	-
Dep. José Lages Emp. Imob. S.	979	-
O Bosque E. Imob. Ltda.	240	-
Gafisa SPE 65 Empreend. Imob. Ltd.	201	321
Cara de Cão	(2,967)	-
Laguna	(81)	-
Gafisa SPE-72	1	1
Gafisa SPE-52 E. Imob. Ltda.	42	42
Gafisa SPE-32 Ltda.	2,220	2,220
Terreno Ribeirão/Curupira	1,360	1,360
Edif. Nice	(95)	(95)
Gafisa SPE-71	124	124
Zildete	198	-
Clube Baiano de Tênis	149	-
Gafisa SPE-73	1	1
Gafisa SPE 69 Empreendimertos	(72)	(72)
Gafisa SPE 43 Empr. Imob. Ltda.	5	-
Gafisa SPE-74 Emp. Imob. Ltda.	1	1
Gafisa SPE 59 Empreend. Imob. Ltda.	1	1
Gafisa SPE-67 Emp. Ltda.	-	1
Gafisa SPE 68 Empreendimertos	1	1
Gafisa SPE-76 Emp. Imob. Ltda.	53	24
Gafisa SPE-77 Emp. Imob. Ltda.	3,289	3,289
Gafisa SPE-78 Emp. Imob. Ltda.	1	1
Gafisa SPE-79 Emp. Imob. Ltda.	1	1
Gafisa SPE 70 Empreendimertos	(746)	(746)
Gafisa SPE 61 Empreendimento I	(13)	(12)
Soc. em Cta. de Particip. Gafisa	(878)	(878)
Gafisa SPE-85 Emp. Imob. Ltda.	(841)	(96)
Gafisa SPE-86 Emp. Imob. Ltda.	-	1
Gafisa SPE-84 Emp. Imob. Ltda.	381	381
Gafisa SPE-77 Emp.	1,535	1,463
Mário Covas SPE Empreendimento	(816)	(208)
Imbui I SPE Empreendimento Imob.	-	1
Acedio SPE Empreend. Imob. Ltda.	-	2
Maria Inês SPE Empreend. Imob.	(2)	(2)
Gafisa SPE 64 Empreendimento I	1	(50)
Fit Jd. Botânico SPE Emp.	(39)	-

	44,079	61,821

Other
Camargo Corrêa Des. Imob. S.A.	917	916
Gênesis Desenvol. Imob. S.A.	(216)	(216)
Empr. Icorp. Boulevard SPE Lt.	56	56

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

	March 31,	December
Current account	2009	31, 2008
	(Unaudited)

Cond. Const. Barra First Class	31	31
Klabin Segall S.A.	532	532
Edge Incorp. e Part. Ltda.	146	146
Multiplan Plan. Particip. e Ad.	100	100
Administ. Shopping Nova América	90	90
Ypuã Empreendimentos Imob.	4	4
Cond. Constr. Jd. Des. Tuiliere	(124)	(124)
Rossi AEM Incorporação Ltda.	3	3
Patrimônio Constr. e Empr. Ltda.	307	307
Camargo Corrêa Des. Imob. S.A.	39	39
Cond Park Village	(107)	(107)
Boulevard0 Jardins Empr. Incorp.	(89)	(89
Rezende Imóveis e Construções	809	809
São José Constr. e Com. Ltda.	543	543
Condomínio Civil Eldorado	276	276
Tati Construtora Incorp. Ltda.	286	286
Columbia Engenharia Ltda.	431	431
Civilcorp Incorporações Ltda.	4	4
Waldomiro Zarzur Eng. Const. Lt.	1,801	1,801
Rossi Residencial S.A.	431	431
RDV 11 SPE Ltda.	(781)	(781)
Jorges Imóveis e Administrações	1	1
Camargo Corrêa Des. Imob. S.A.	(672)	(673)
Camargo Corrêa Des. Imob. S.A.	(323)	(323)
Patrimônio Const. Empreend. Ltda.	155	155
Alta Vistta Maceió (Controle)	3,255	2,318
Forest Ville (OAS)	807	807
Garden Ville (OAS)	276	276
JTR - Jatiuca Trade Residence	3,804	880
Acquarelle (Controle)	1	1
Riv Ponta Negra - Ed. Nice	545	353
Palm Ville (OAS)	185	185
Art. Ville (OAS)	180	180
Carlyle RB2 AS	29	-
Partifib P. I. Fiorata Lt.	29	-
Outros	-	32

	13,761	9,680

	48,448	60,513

18	Other operating expenses

In the first quarter of 2009, the Company set up a provision of R$ 21,750 for probable losses on realization of sundry assets and contingencies.

19	Insurance

The Company has insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards,

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

20	Segment information

Beginning in 2007, following the acquisition, formation and merger of Alphaville, FIT Residencial, Bairro Novo and Tenda, the Company's chief executive officer assesses segment information on the basis of different business corporate segments and economic data rather than based on the geographic regions of its operations.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

This information is gathered internally and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources among segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

			March 31, 2009
	(Unaudited)

	Gafisa S.A. (*)	Tenda	Alphaville	Total

Net operating revenue	304,767	206,712	30,408	541,887
Operating costs	(227,462)	(138,512)	(21,274)	(387,248)

Gross profit	77,305	68,200	9,134	154,639

Gross margin - %	25.4	33.0	30.0	28.5

Net income (loss) for the period	32,964	6,624	(2,855)	36,733

Receivables from clients (current and long-term)	1,746,153	686,564	160,883	2,593,600
Properties for sale	1,201,419	512,155	134,652	1,848,226
Other assets	857,985	366,832	59,195	1,284,012

Total assets	3,805,557	1,565,551	354,730	5,725,838

(*)	Includes all subsidiaries, except Tenda and Alphaville.

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

				March 31, 2008
	(Unaudited)

	Gafisa S.A. (*)	Alphaville	FIT Residencial	Bairro Novo	Total

Net operating revenue	270,650	54,675	15,535	-	340,860
Operating costs	(182,014)	(37,087)	(11,622)	-	(230,723)

Gross profit	88,636	17,588	3,913	-	110,137

Gross margin - %	32.7	32.2	25.2	-	32.3

Net income (loss) for the year	39,275	7,490	(3,771)	(3,147)	39,847

Receivables from clients (current and long-term)	995,498	127,918	15,549	161	1,139,126
Properties for sale	1,050,747	102,002	85,002	2,478	1,240,229
Other assets	1,208,068	42,134	22,259	12,800	1,285,261

Total assets	3,254,313	272,054	122,810	15,439	3,664,616

(*)	Includes all subsidiaries, except Alphaville, FIT Residencial and Bairro Novo

Gafisa S.A.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
As of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008
In thousands of Brazilian reais, unless otherwise stated

20	Subsequent events

In April 2009, Tenda's first debenture program was approved and issued in May 2009, under which the company received R$ 600,000 in non-convertible debentures. simple subordinated debentures secured by a general guarantee, with maturity on April 1, 2014.

The funds raised through issuance will be exclusively used to finance entry level low cost real estate ventures that meet the eligibility criteria. The debenture is not inflation indexed and accrues interest based on the Referential Rate (TR), as disclosed by the Brazilian Central Bank, calculated on "pro rata" basis by business days, capitalized every six months at a spread or initial surcharge of 8% per nominal year. The guarantees include the fiduciary assignment of receivables and bank accounts.

Tenda has debenture covenants that restrict its ability to take certain actions, such as issuance of debt and which would result in accelerated maturity or refinancing of loans should the company not fulfill its covenants.

*          *          *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

By:	/s/ Alceu Duilio Calciolari
	Name:	Alceu Duilio Calciolari
	Title:	Chief Financial Officer

Date: June 5, 2009